LAWRENCE VENICK Partner 10100 Santa Monica Blvd. Suite 2200 Los Angeles, CA 90067	Direct Main Fax lvenick@loeb.com	852.3923.1188 310.282.2000 310.282.2000

October 13, 2022

Mr. Michael Davis
Divisions of Corporate Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Qilian International Holding Group Ltd. CIK 0001779578 Form 20-F/A2 for Fiscal Year Ended September 30, 2021 Filed August 1, 2022 File No. 001-39805

Dear Mr. Davis:

On behalf of our client, Qilian International Holding Group Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated August 19, 2022 (the “Staff’s Letter”) regarding the Company’s Form 20-F/A2 for Fiscal Year Ended September 30, 2021. Contemporaneously, a further amended Form 20-F for Fiscal Year Ended September 30, 2021 is being submitted publicly to accompany this response letter (the “Amended 20-F”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Form 20-F for Fiscal Year Ended September 30, 2021

Item 3, page 13

1.	We understand from your response that the VIE has not been charged for the technical support, consulting services and other management services stipulated in their Exclusive Service Agreement with the WFOE (Chengdu Trading). Please add a disclosure explaining why the VIE has never been required to pay these service fees to the WFOE given that the WFOE requires cash infusions as evidenced by their reported 2021 negative cash flows and their borrowings from the VIE. Disclose whether there are any specific adverse tax or regulatory factors that impacted your decision not to charge the VIE for the services and describe your intentions to settle amounts owed by the VIE under the VIE Agreements. Expand your page 12 disclosure to explain why "Qilian International may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its VIE’s profits". Revise the VIE's operating expense and net income balances to recognize the unbilled service expenses pursuant to the guidance in SAB 1:B.1 in light of the fact that the WFOE does not hold any equity in the VIE.

Response: Due to the outbreak and continued spread of COVID-19 and its variants, along with the unstable global economy, the VIE and its operating subsidiaries in China have experienced substantial pressure from depressed economy and business environment, especially the sharply risen prices of agricultural, energy, and various other raw materials that are critical for the VIE’s business operations. Such downward pressure has led to substantive decrease in the VIE and its operating subsidiaries’ profits since early 2020. The Company would like to inform the Staff that for the purpose of easing the VIE and its subsidiaries’ operational and cashflow stress during the pandemic and considering the fact that the Company’s source of income ultimately comes from that of the VIE and its subsidiaries, the VIE and the WFOE agreed to partially suspend the VIE’s timely payment of technical support, consulting services and other management service fees stipulated in certain Exclusive Service Agreement. While WFOE’s operations generate limited sales for the Company, VIE and its subsidiaries as the Company’s true operating entities would need to retain enough cash to stabilize its business operations and support its working capital needs in the unpredictable business environment. The Company hereby confirms that the VIE will start paying service fees timely and in full to the WFOE in accordance with the provisions in the VIE Agreements at the beginning of December 2022, including any unpaid accumulated amounts owed to the WFOE. The aforementioned arrangements have not violated any PRC laws or regulations currently in effect, nor will it violate any PRC tax laws or regulations in the foreseeable future according to certain legal opinion issued by Gansu Quanyi Law Firm, a copy of which is included as Annex I to this response letter.

Under the VIE Agreements, the VIE transfers its profits to the Company in the form of technical support, consulting services and other management fees to the WFOE, which then transfers such amounts to the offshore special purpose vehicle in Hong Kong (Qilian International (Hong Kong) Holdings Limited). The offshore special purpose vehicle in Hong Kong finally transfers such amount to the listed Company in Cayman Islands. Gansu Quanyi Law Firm opinioned that since all the entities affiliated to the Company are not on the negative list of domestic and foreign investments explicitly prohibited by the Chinese government, the Company will not experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its VIE’s profits. The Company has revised relevant disclosures on page 12 of the Amended 20-F.

The Company has revised related disclosures under Financial Information Related to the VIE under Item 3 to reflect the unbilled service expenses.

2.	Please explain to us why the revenue elimination adjustment on page 13 is $5,143,500 whereas the amount disclosed in Note 12 on page F-24 is only $31,587.

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Mr. Michael Davis October 13, 2022 Page 2

Response: The Company advises the Staff that $5,143,500 is the intercompany sales between consolidated entities. The disclosure of $31,587 sales in Note 12 for related party transaction is with related parties outside of the consolidated entities.

3.	Please explain to us how the Parent accounted for the $20,000,000 cash paid in FY 21 to acquire the non-controlling interest. The existing disclosures on pages 15, F-5 and F-6 do not clearly identify which accounts were impacted.

Response: The Company advises the Staff that $20 million cash paid in FY 21 relates to investment on available-for-sale securities, which has nothing to do with acquisition of non-controlling interest. The $20 million was reflected as Purchase of available-for-sale securities on the cash flow statement on page F-6, net used in investing activities on Parent company on page 15, and was not part of the Statements of Changes in Equity on page F-5.

4.	Please provide us with a detailed reconciliation between the $6,503,296 and $2,122,539 reported 2021 VIE operating cash flow amounts on pages F-9 and 15, respectively.

Response: The Company revised the footnote on page F-9 in the 20F/A from $6,503,296 to $2,122,539 by correcting $4,380,757 of cash outflow between VIE and WOFE from investing activities to operating activities.

5.	Page F-9 shows that the VIE has significant amounts of debt outstanding. Page F-27 shows that there were more borrowings after September 30, 2021. Please disclose whether the VIE's creditors have any recourse against the Parent or any of its subsidiaries if the VIE fails to repay their debt obligations. Also, please disclose on page 103 where your cash accounts and the $20 million Available for Sale Securities are geographically located and whether there are any legal, regulatory, or economic factors that could impair the Parent's ability to access those funds for discretionary purposes.

Response: The Company informs the Staff that the VIE’s creditors has no recourse against the Company and its affiliated entities if VIE and its subsidiaries fail to repay their debt obligations. The VIE repaid the loan of RMB 15 million in advance on August 23, 2022, and further repaid RMB 5 million on September 21, 2022. The $20 million Available for Sale Securities is located in Hong Kong and the Company has full access to those funds, which is not impaired by any current legal, regulatory or economic factors according to certain legal opinion issued by Gansu Quanyi Law Firm, a copy of which is included as Annex I to this response letter. We incorporated relevant disclosures on page 108 of the Amended 20-F.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
Partner

Annex I

GANSU QUANYI LAW FIRM LEGAL OPINION

Gansu Quanyi Law Firm Letter (2022) No. 004

PRC Legal Counsel of Gansu Qilianshan Pharmaceutical Co., Ltd

Gansu Quanyi Law Firm

Legal Opinion on Qilian International Holding Group Limited (the Company)’s 20-F

Annual Report in Response to SEC’s Inquiries

1. “State the reason that the VIE has never been required to pay service fees to the WFOE and disclose whether there are any specific adverse tax or regulatory factors that impacted your decision not to charge the VIE for the services and describe your intentions to settle amounts owed by the VIE under the VIE Agreements.”

Due to the outbreak and continued spread of COVID-19 and its variants, along with the unstable global economy, the VIE and its operating subsidiaries in China have experienced substantial pressure from depressed economy and business environment, especially the sharply risen prices of agricultural, energy, and various other raw materials that are critical for the VIE’s business operations. Such downward pressure has led to substantive decrease in the VIE and its operating subsidiaries’ profits since early 2020. For the purpose of easing the VIE and its subsidiaries’ operational and cashflow stress during the pandemic and considering the fact that the Company’s source of income ultimately comes from that of the VIE and its subsidiaries, the VIE and the WFOE, for the benefit of VIE’s continued growth and protection of the Company’s shareholder interest, agreed to partially suspend the VIE’s timely payment of technical support, consulting services and other management service fees stipulated in certain Exclusive Service Agreement. While WFOE’s operations generate limited profits for the Company, VIE and its subsidiaries as the Company’s true operating entities would need to retain enough cash to stabilize its business operations and support its working capital needs in the unpredictable business environment. We confirm that the aforementioned arrangements have not violated any PRC laws or regulations currently in effect, nor will it violate any PRC tax laws or regulations in the foreseeable future.

Further, Article 38 of the Announcement of the China State Administration of Taxation on Measures for the Special Tax Adjustments and Mutual Agreement Procedures (Announcement No. 6 of 2017 China State Administration of Taxation, hereinafter referred to as "Announcement No. 6") states that: "The actual tax burden regarding domestic related parties’ transactions requires no tax adjustments , as long as the transactions do not directly or indirectly lead to a decrease in central government’s overall tax revenue.” VIE is a national-level high-tech enterprise that enjoys a preferred corporate income tax rate of 15%; WFOE is a foreign-invested enterprise, according to the Catalogue of Industries Encouraged for Foreign Investment (2020 Edition), which enjoys a preferential tax rate of 15% according to the Western China Development Policy. Thus, there is no tax difference between the VIE and the WOFE that would lead to a decrease in central government’s overall tax revenue. We do not believe there currently is or there will be any Chinese tax law or policy-related risk presented.

2. Explain why “Qilian International may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its VIE’s profits”.

Under the VIE Agreements, the VIE distributes profits and dividends to the Company through firstly transferring its profits in the form of technical support, consulting services and other management fees to the WFOE, which then transfers such amounts to the offshore special purpose vehicle in Hong Kong (Qilian International (Hong Kong) Holdings Limited). The offshore special purpose vehicle in Hong Kong finally transfers such amount to the listed Company in Cayman Islands. We believe that that since all the entities affiliated to the Company are not on the negative list of domestic and foreign investments explicitly prohibited by the Chinese government, the Company will not experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from its VIE’s profits.

3. On “VIE has significant amounts of debt outstanding” and “whether there are any legal, regulatory, or economic factors that could impair the Parent's ability to access those funds for discretionary purposes”.

Gansu Qilianshan Pharmaceutical Co., Ltd. (as the borrower) and Agricultural Bank of China Co., Ltd. Jiuquan Branch signed the "Working Capital Loan Agreement" in 2021, involving amount of RMB 20 million for a loan period of 1 year with a release date of September 17, 2021. The draw-down must be before September 17, 2021; and the last draw-down must be before September 30, 2021. The guarantee method is single person guarantee and mortgage.

According to Article 3 of the "Company Law of the People's Republic of China": "A company is a legal person that enjoys legal person property rights. The company shall be held liable for its debts with its properties; the shareholders shall be liable to the company only in proportion to its subscription of the company’s shares.”

Gansu Qilianshan Pharmaceutical Co., Ltd. is a legal person with a personality independent from its shareholders, enjoying indepent rights and capacity for civil conduct. It can independently carry out civil activities in the name of itself and enjoys civil rights/undertakes civil obligations in accordance with the law, including but not limited to, independent property ownership, independence of organization, and independence of responsibility.

According to the aforementioned agreement, Gansu Qilianshan Pharmaceutical Co., Ltd. agreed to mortgage out its house property rights and land use rights valued at 76.1 million yuan. The scope of such guarantee includes the principal, interests, compound interests, liquidation damages, damages and other expenses under this agreement. The value of the mortgage guarantee has far exceeded the loan amount of RMB 20 million in the aforementioned loan agreement. Agricultural Bank of China Co., Ltd. Jiuquan Branch and Mr. Zhanchang Xin also signed a certain Guarantee Agreement to personally guarantee the borrower’s payment of the loan amounts.

Gansu Qilianshan Pharmaceutical Co., Ltd. has repaid the loan of RMB 15 million in advance on August 23, 2022, and further repaid RMB 5 million on September 21, 2022.

In conclusion, Gansu Qilianshan Pharmaceutical Co., Ltd. is fully capable of repaying the loan. In China, a contractual relationship can only occur between specific subjects, and only one party to the contract can make a claim or file a lawsuit against the other party to the contract. The aforementioned agreements will not cause any adverse consequences or impacts on persons outside the agreements. Nor will VIE's creditors have any recourse against Qilian International Holding Group Limited or any of its related entities if the VIE fails to repay their debt obligations.

/s/ Gansu Quanyi Law Firm

Gansu Quanyi Law Firm